SurgiLight, Inc. letterhead


                                  June 12, 2002


Securities and Exchange Commission


           Re:  SurgiLight, Inc.
                ---------------

Ladies and Gentlemen:

           SurgiLight, Inc. (the "Company") hereby requests a withdrawal of its registration statement of Form SB-2, filed with the Commission on February 14, 2002, Commission file number 333-82746, pertaining to 2,530,000 shares of the Company's common stock.

           Thank you very much for your assistance.


                                   Sincerely,


                                   /s/ Timothy Shea
                                   -------------------------------
                                   Timothy Shea, President